SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO

FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082107

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082107	Page 2 of 11

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 17,464,576 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 17,464,576 Common Units(1)

11.	Aggregate Amount Owned by Each Beneficially Reporting Person 17,464,576 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)
14.	Type of Reporting Person CO

(1)

Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (“Capital Maritime”) beneficially owned 8,805,522 subordinated units of the Issuer. In addition, Capital Maritime owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner intends to maintain a 2% general partner interest in the Issuer and owns incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. Capital Maritime is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

CUSIP No. Y11082107	Page 3 of 11

As described in the Issuer’s Amendments to Schedule 13D filed on April 30, 2008, February 26, 2009 and May 9, 2011, Capital Maritime increased these holdings such that it owned an aggregate of 18,262,651 Common Units as of September 29, 2011.

As described in the Issuer’s Amendment to Schedule 13D filed on October 26, 2011, in connection with the acquisition of Crude Carriers Corp. (the “Merger”), pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among Crude Carriers Corp., the Issuer, the General Partner and Poseidon Project Corp., the Issuer issued an aggregate of 24,967,240 Common Units to the shareholders of Crude Carriers Corp. as merger consideration. After the consummation of the Merger, in order for the General Partner to maintain a 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 499,346 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 499,346 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled), such that Capital Maritime owned an aggregate of 17,763,305 Common Units as of October 5, 2011.

As described in the Issuer’s Amendments to Schedule 13D filed on May 31, 2012 and June 13, 2012, the Issuer issued 3,433,333 Class B Convertible Preferred Units (the “Class B Units”) to Capital Maritime pursuant to the Class B Convertible Preferred Unit Subscription Agreements dated as of May 11, 2012 and June 6, 2012, respectively, by and among the Issuer and the respective purchasers named therein.

As described in the Issuer’s Amendment to Schedule 13D filed on March 29, 2013, the Issuer issued 307,576 Class B Units to Capital Maritime on March 19, 2013 and 307,575 Class B Units to Capital Maritime on March 26, 2013 pursuant to the Class B Convertible Preferred Unit Subscription Agreement, dated as of March 15, 2013, by and among the Issuer and the respective purchasers named therein.

In connection with a public offering of the Issuer’s Common Units, which closed on August 13, 2013, the Issuer issued 279,286 Common Units to the General Partner for $9.25 per Common Unit. Shortly after the closing of this offering, in order for the General Partner to maintain a 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 349,700 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 349,700 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled), such that Capital Maritime owned an aggregate of 17,692,891 Common Units as of August 19, 2013.

The Issuer issued an aggregate of 17,250,000 of its Common Units in a public offering, issuing and delivering 15,000,000 Common Units on September 8, 2014, and, following the underwriters’ full exercise of their overallotment option, issuing and delivering an additional 2,250,000 Common Units on September 22, 2014 (the “September 2014 Public Offering”). In conjunction with the Public Offering, and with a portion of the net proceeds the Issuer received therefrom, the Issuer repurchased 5,950,610 Common Units from Capital Maritime (the “Repurchased Units”) pursuant to the Purchase Agreement, dated as of September 3, 2014, between the Issuer and Capital Maritime. The Issuer subsequently canceled all of the Repurchased Units.

On September 9, 2014, Capital Maritime converted the 4,048,484 Class B Units that it owned into an equivalent number of Common Units (the “Conversion”). Each Class B Unit is convertible at the option of the holder pursuant to the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

In September 2014, in order for the General Partner to maintain a 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of an aggregate of 358,624 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for an aggregate of 358,624 general partner units, the Common Units contributed by the General Partner to the Issuer having subsequently been canceled (the “September 2014 GP Unit Exchange”), such that Capital Maritime owned an aggregate of 15,432,141 Common Units following the September 2014 GP Unit Exchange.

In December 2014, a subsidiary of Capital Maritime purchased 332,040 Common Units in the open market.

On April 21, 2015, the Issuer issued an aggregate of 14,555,000 of its Common Units in a public offering (the “April 2015 Public Offering”), including 1,100,000 Common Units to Capital Maritime (the “Purchase”). As a result of the Purchase, Capital Maritime owned an aggregate of 16,864,181 Common Units as of April 22, 2015.

CUSIP No. Y11082107	Page 4 of 11

On May 6, 2015, Capital Maritime converted 315,908 Common Units into General Partner Units.

On October 24, 2016, the Issuer issued an aggregate of 283,696 Common Units to Capital Maritime pursuant to a certain Share Purchase Agreement, dated October 24, 2016, by and between the Issuer and Capital Maritime, as partial consideration for the acquisition of the company owning the vessel M/T Amor.

In 2016, Capital Maritime purchased 459,799 Common Units in the open market at prevailing market prices.

On November 29 and 30, 2018, Capital Maritime purchased 172,808 Common Units in the open market at prevailing market prices.

(2) The percentages reported in this Schedule 13D are calculated using a denominator of 127,246,692 common units.

CUSIP No. Y11082107	Page 5 of 11

1.	Name of Reporting Person Crude Carriers Investments Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 3,284,210 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 3,284,210 Common Units(1)

11.	Aggregate Amount Owned by Each Beneficially Reporting Person 3,284,210 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%(2)
14.	Type of Reporting Person CO

(1)

Represents the number of Common Units Crude Carriers Investments Corp. (“CCIC”) received in exchange for 2,105,263 shares of Class B stock of Crude Carriers Corp. under consummation of the Merger at the exchange ratio of 1.56.

The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the Common Units held by CCIC.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 127,246,692 common units.

CUSIP No. Y11082107	Page 6 of 11

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 20,748,786 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 20,748,786 Common Units(1)

11.	Aggregate Amount Owned by Each Beneficially Reporting Person 20,748,786 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by CCIC and Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own CCIC and Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 127,246,692 common units.

CUSIP No. Y11082107	Page 7 of 11

This Amendment No. 11 amends and supplements the disclosures in Items 2 through 5 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 4, 2008, as amended by the amendments to such Schedule 13D filed on April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009 and April 30, 2008, relating to the common units, representing limited partner interests (the “Common Units”), of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

This Amendment is being jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Crude Carriers Investments Corp. (“CCIC”) and Evangelos M. Marinakis (collectively, the “Reporting Persons”).

The name, business address, present principal occupation or employment, and citizenship of the directors and executive officers of Capital Maritime and CCIC are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

All open market purchases reported on this Amendment No. 11 were conducted out of available cash on Capital Maritime’s balance sheet.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

(1) The conversion of 315,908 Common Units into General Partner Units on May 6, 2015 was made in order for the General Partner to maintain a then 2% general partner interest in the Issuer. As of the date of this Amendment No. 11, the General Partner holds a 1.7% general partner interest in the Issuer.

CUSIP No. Y11082107	Page 8 of 11

(2) 283,696 Common Units were acquired by Capital Maritime from the Issuer on October 24, 2016 as partial consideration for the sale of the M/T Amor to the Issuer.

(3) Capital Maritime conducted all the open market purchases reported on this Amendment No. 11 for investment purposes. Capital Maritime may conduct further open market purchases for a similar purpose, whether before or after the transactions announced by the Issuer on November 27, 2018.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)    Capital Maritime beneficially owns 17,464,576 Common Units, representing 13.7% of the outstanding Common Units of the Issuer. In addition, Capital Maritime beneficially owns 2,439,989 General Partner Units through its ownership of the General Partner. Thus, as of December 3, 2018, Capital Maritime beneficially owned 15.3% of 129,686,681 outstanding units of the Issuer, including a 1.9% interest (1.7% on a fully-diluted basis) through its ownership of the General Partner.

CCIC beneficially owns 3,284,210 Common Units, representing 2.6% of the outstanding Common Units of the Issuer.

The Marinakis family, including Evangelos M. Marinakis, beneficially owns, in the aggregate, 20,748,786 Common Units through its beneficial ownership of CCIC and Capital Maritime, representing, in the aggregate, 16.3% of the outstanding Common Units of the Issuer. In addition, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 2,439,989 General Partner Units through its beneficial ownership of Capital Maritime, which owns the General Partner. Thus, as of December 3, 2018, Evangelos M. Marinakis may be deemed to beneficially own 17.9% of 129,686,681 outstanding units of the Issuer, including a 1.9% general partner interest (1.7% on a fully-diluted basis).

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	17,464,576	13.7%	0	17,464,576	0	17,464,576
CCIC(2)	3,284,210	2.6%	0	3,284,210	0	3,284,210
Evangelos M. Marinakis (1) (2)	20,748,786	16.3%	0	20,748,786	0	20,748,786

CUSIP No. Y11082107	Page 9 of 11

(1)	Capital Maritime shares voting and dispositive power over the 17,464,576 Common Units that it owns with the Marinakis family, including Evangelos M. Marinakis.

(2)	CCIC shares voting and dispositive power over the 3,284,210 Common Units it owns with the Marinakis family, including Evangelos M. Marinakis.

(c)    Except as described herein, none of the reporting persons has engaged in any transactions in the Issuer’s Common Units effected during the past sixty days.

(d)    Except as described in Item 6, no other person is known by any reporting person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such reporting person.

(e)    Not applicable.

CUSIP No. Y11082107	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Maria Dimitrou
Name:	Maria Dimitrou
Title:	Authorized Signatory

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

CUSIP No. Y11082107	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Evangelos M. Marinakis Director and Chairman	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Gerasimos Ventouris Director, President, Secretary and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Gerasimos (Jerry) Kalogiratos Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Stylianos Mavrelos Director and Chief Technical Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Pierre de Demandolx Dedons Director	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	France

Directors and Executive Officers of CCIC:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Maria Dimitrou	3 Iassonos Street Piraeus, 18537, Greece	Greece